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                           December 16, 2021

       David D. Ossip
       Chief Executive Officer
       Ceridian HCM Holding Inc.
       3311 East Old Shakopee Road
       Minneapolis, Minnesota 55425

                                                        Re: Ceridian HCM
Holding Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Form 10-Q for the
quarterly reporting period ended September 30, 2021
                                                            Filed November 3,
2021
                                                            File No. 001-38467

       Dear Mr. Ossip:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Statements of Cash Flows, page 40

   1. Your presentation of cash flows excluding customer funds is not consistent with your
                                                        GAAP Statements of Cash
Flows and creates an alternative basis of accounting and
                                                        presentation. Please
remove this presentation. Refer to Questions 100.04 and of the Non-
                                                        GAAP Compliance and
Disclosure Interpretations.
 David D. Ossip
FirstName LastNameDavid
Ceridian HCM   Holding Inc.D. Ossip
Comapany16,
December  NameCeridian
              2021       HCM Holding Inc.
December
Page 2    16, 2021 Page 2
FirstName LastName
Non-GAAP Measures, page 44

2. Please refer to Item 10(e)(1)(i) of Regulation S-K and address the following in relation to your non-GAAP financial measure disclosures in future filings:
             When disclosing Adjusted EBITDA margin, disclose the corresponding GAAP measure with equal or greater prominence;
             EBITDA should be labeled as a non-GAAP financial measure;
             In the tables on page 46, Adjusted EBITDA should be reconciled to net income
             (loss), not to the non-GAAP measure EBITDA; and Each of the adjusted line items presented in the tables on page 46 should be identified
             as non-GAAP financial measures.
Form 10-Q for the quarterly reporting period ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Assess Our Performance, page 29

3. We note that you discontinued disclosing Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics in your 2021 Forms 10-Q. In light of your business model and disclosure referring to high customer retention rates, please explain how you assess your ability to retain and increase recurring revenues from existing Cloud customers, including which metrics you use in managing your Cloud business. Refer to
         Item 303 of Regulation S-K and SEC Release 33-10751.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Christine
Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology